Union Construction Job Creation

The HIT is committed to investing workers’ capital in projects that help produce competitive returns – its primary objective – but also to help generate union construction jobs that provide family-supporting wages and benefits. Its strategy of focusing on construction-related multifamily MBS and its requirement that financed projects be built or rehabilitated with 100% union labor contribute to its returns and provide union construction work and economic benefits in the communities where the projects are located.

The hours of construction work generated for members of state and local building trades are shown below:

Economic Impact Data: Job and economic benefits on the website are estimates calculated by Pinnacle Economics and the HIT using an IMPLAN input-output model based on project data from the HIT and its subsidiary Building America; in 2017 dollars, as of September 30, 2018.